AB 3/10

KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018987

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 46776 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRW CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 VERMONT AVENUE NW
(No. and Street)

WASHINGTON (City) DISTRICT OF COLUMBIA (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LENDA WASHINGTON 212-425-7790
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE (Address) DEER PARK (City) NEW YORK (State) 11729 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/15

# OATH OR AFFIRMATION

I, LENDA WASHINGTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRW CAPITAL CORPORATION, as of DECEMENR 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia: SS
Subscribed and sworn to before me this 24
day of February, 2011
Renata R. Miskovic D.C. Notary Public
My Commission Expires October 14, 2011

Notary Public

Signature

Pres

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GRW CAPITAL CORP.

## FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2010

# TABLE OF CONTENTS


| | Page |
|---|---|
| Accountants' Report | 1 |
| Financial Statements: | |
| Balance Sheets | 2 |
| Statements of Income and Retained Earnings | 3 |
| Statements of Cash Flows | 4 |
| Statements of Changes in Stockholders' Equity | 5 |
| Statements of Changes in Liabilities Subordinated to Creditors | 6 |
| Notes to Financial Statements | 7,8 |
| Supplementary Information: | |
| Computation of Net Capital | 9 |
| Computation of Basic Net Capital Requirement | 9 |
| Computation of Aggregate Indebtedness | 9 |
| Reconciliation of Net Capital | 10 |
| Expenses | 11 |

**MICHAEL DAMSKY CPA, P.C.**
**40-3 BURT DRIVE**
**DEER PARK, NEW YORK 11729**
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors of
GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

We have audited the statement of financial condition of GRW Capital Corp. as of December 31, 2010, and he related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRW Capital Corp. as of December 31, 2010 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles, the rules of the Securities and Exchange Commission, and the rules of the Public Company Accounting Oversight Board.

Also, we have examined the supplementary schedules on page 8 to 10 and, in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

*Michael Damsky CPA, P.C.*

**MICHAEL DAMSKY CPA, P.C.**
Certified Public Accountant
Deer Park, New York
February 20, 2011

# GRW CAPITAL CORP.
## BALANCE SHEETS
## DECEMBER 31, 2010

### ASSETS

| | |
|---|---|
| Current Assets: | |
| Cash | $ 51,257 |
| Due From Broker | 28,609 |
| Accounts Receivable | 61,284 |
| Prepaid Expenses | 8,400 |
| Securities | 8,995 |
| | 158,545 |
| Fixed Assets: | 38,741 |
| Less: Accumulated Depreciation | 38,741 |
| | - |
| Other Assets: | |
| Security Deposit | 2,225 |
| Loans Receivable | 7,643 |
| | 9,868 |
| | $ 168,413 |

### LIABILITIES and STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities: | |
| Accounts Payable and Accrued Expenses | $ 9,970 |
| | 9,970 |
| Stockholders' Equity: | |
| Common Stock | 1,239 |
| Additional Paid in Capital | 456,943 |
| Retained Earnings | (299,739) |
| | 158,443 |
| | $ 168,413 |

# GRW CAPITAL CORP.

## STATEMENT OF INCOME and RETAINED EARNINGS

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Revenue: | |
| Commissions | $ 289,137 |
| Interest & Dividends | 591 |
| Unrealized Gain on Securities | 1,278 |
| Other Income | 97,773 |
| | 388,779 |
| Expenses | 405,341 |
| Net Income (Loss) Before Taxes | ( 16,562) |
| Retained Earnings (Deficit) - Beginning of the year | (283,177) |
| Retained Earnings - End of the year | $ (299,739) |

"See Accompanying Notes and Accountants' Report"

# GRW CAPITAL CORP.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net Income (Loss) | $( 16,562) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) Decrease in due from broker | 7,523 |
| (Increase) Decrease in prepaid expenses | ( 1,267) |
| (Increase) in Accounts receivable | ( 61,284) |
| (Increase) Decrease in other receivables | 17,931 |
| Increase (Decrease) in accrued Expenses | ( 683) |
| Net cash (used in) operating activities | ( 54,342) |
| Cash Flows from Investing Activities: | |
| Increase in market value of securities | ( 1,277) |
| Net cash (used in) investing activities | ( 1,277) |
| Net (Decrease) Increase in cash | ( 55,619) |
| Cash at beginning of year | 106,876 |
| Cash at end of year | $ 51,257 |

# GRW CAPITAL CORP.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2010

| | Common | Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance at January 1, 2010 | $ 1,239 | $456,943 | $(283,177) |
| Issuance of Capital Stock | - | - | - |
| Net Income (Loss) | - | - | (16,562) |
| Balance at December 31, 2010 | $ 1,239 | $456,943 | $(299,739) |

"See Accompanying Notes and Accountants' Report"

# GRW CAPITAL CORP.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2010

NOTE 1 - ORGANIZATION: GRW Capital Corp. (the Company) was incorporated in 1993 under the laws of the District of Columbia. The company is Broker/Dealer subject to the rules and regulations of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The Company clears its customer accounts through another member broker.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $5,000 at December 31, 2010. At December 31, 2010 the Company's Net Capital was $71,638 in excess of the required Net Capital.

NOTE 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker dated January. 2002, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

## GRW CAPITAL CORP.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2010

**NOTE 5 -** **CAPITAL STOCK**: The Company's capital stock consists of 10,000 authorized shares and outstanding of $1 par value capital stock. On October 1, 1997 the company entered into an agreement to sell 333 shares, which was changed on December 2, 1999 to a maximum of 250 shares @ 90.09 per share. During 2000 88.8 were sold for $8,000, and during 1999 122 shares were sold for $11,000. In May 2007 the President and majority shareholder purchased 8,972.55 shares for $ 425,000.00

# SUPPLEMENTARY INFORMATION

# GRW CAPITAL CORP.

## COMPUTATION OF NET CAPITAL

## YEAR ENDED DECEMBER 31, 2010

Computation of Net Capital:

| | | |
|---|---|---|
| 1. | Total Ownership Equity | $ 158,443 |
| 2. | Add: Allowable Subordinated Liabilities | - |
| | | $ 158,443 |
| 3. | Less: Ownership Equity not allowed for net capital | 79,552 |
| | | 78,891 |
| 4. | Less: Haircuts on Securities | 2,253 |
| . | Net Capital | $ 76,638 |

Computation of Basic Net Capital Requirement

| | | |
|---|---|---|
| 1. | Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness) | 665 |
| 2. | Minimum Dollar Net Capital | 5,000 |
| 3. | Net Capital Requirement | 5,000 |
| 4. | Net Capital | 76,638 |
| 5. | Excess Net Capital | $ 71,638 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| 6. | Total Liabilities | $ 9,970 |
| 7. | Non Aggregate Indebtedness Liabilities | - |
| | | $ 9,970 |

## GRW CAPITAL CORP.

## RECONCILIATION OF NET CAPITAL

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Audited Net Capital | $ 76,638 |
| Net Capital per Focus Part IIA | $ 81,459 |
| Difference | 4,821 |
| Accrued Expenses | $ 4,821 |

"See Accompanying Notes and Accountants' Report"

# GRW CAPITAL CORP.

## EXPENSES

## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Clearing Charges | $ 2,629 |
| Commission | 217,827 |
| Salaries | 83,431 |
| Regulatory Fees | 13,493 |
| Sales and Marketing | 3,114 |
| Communications | 5,163 |
| Quotes and Tickers | 2,791 |
| Occupancy | 26,908 |
| Insurance | 5,888 |
| Professional Fees | 22,076 |
| Operations | 22,021 |
| | $ 405,341 |

See Accompanying Notes and Accountants' Report"

**MICHAEL DAMSKY CPA, P.C.**
**40-3 BURT DRIVE**
**DEER PARK, NEW YORK 11729**
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

February 20, 2011

GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

We have examined the Financial Report of GRW Capital Corp., as required by the Financial Industry Regulatory Authority as of December 31, 2010, and have issued a report thereon dated February 20, 2011. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2010 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2010 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

*Michael Damsky*

**MICHAEL DAMSKY CPA, P.C.**
Certified Public Accountant

Deer Park, New York
February 20, 2011

**MICHAEL DAMSKY CPA, P.C.**
**40-3 BURT DRIVE**
**DEER PARK, NEW YORK 11729**
Tel 631-595-2073
Fax 631-586-9398



To the Stockholders of GRW Capital Corp.
Washington, District of Columbia

We have examined the financial statements of GRW Capital Corp. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2010 and have issued a report thereon dated February 20, 2011. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of GRW Capital Corp. for the year ended December 31, 2010. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2010, to December 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of GRW Capital Corp. taken as a whole.

Very truly yours,

*Michael Damsky, CPA*

**MICHAEL DAMSKY CPA, P.C.**
Deer Park, New York
February 20, 2011